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Washington, DC

January 22, 2007

Securities and Exchange Commission
SEC Headquarters
100 F Street, NE
Washington, DC 20549
USA

By Hand **SUPPL**

Division of Corporation Finance
- International Mail Stop 3-2

HUADIAN 12g3-2(b)
File No. 82-4932

Ladies and Gentlemen,

Re: Huadian Power International Corporation Limited (the "Company") - Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File Ref.: 82-4932)

This letter and the enclosed materials are furnished to the Commission pursuant to the referenced exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "**Exchange Act**"), available to foreign private issuers pursuant to Rule 12g3-2(b) thereunder.

The purpose of this letter is to furnish to the Commission the documents relating to the Company which were made public since our letter dated January 17, 2007, copies of which are enclosed with this letter (indexed in Annex 1).

If you have any questions with regard to this letter, please contact the undersigned in the Hong Kong office of Baker & McKenzie telephone at 011-852-2846-2446 or by facsimile at 011-852-2845-0476.

On behalf of the Company, thank you for your attention to this matter.

Very truly yours,

Michelle Li

Michelle Li

Encl.

HUADIAN 12g3-2(b)
File No. 82-4932

Annex 1

A List of Documents Made Public in connection with the Listing since last submission on January 17, 2007:

1. Announcement in relation to Change of Place of the Extraordinary General Meeting, released on January 22, 2007, in English and Chinese.

華電國際電力股份有限公司

Huadian Power International Corporation Limited*

(A Sino-foreign investment joint stock company limited by shares incorporated in the People's Republic of China (the "PRC"))

(Stock Code: 1071)

OVERSEAS REGULATORY ANNOUNCEMENT
ANNOUNCEMENT OF PROGRESS OF PROJECT

This announcement is made pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The share transfer agreement ("Share Transfer Agreement") for Anhui Huadian Wuhu Power Company Limited ("Wuhu Company") entered into between Huadian Power International Corporation Limited* (the "Company") and China Huadian Corporation ("China Huadian") dated 26 September 2006 has recently been approved by relevant authorities of the State, and the Company has completed the payment of the consideration for the acquisition pursuant to the relevant provision under the Share Transfer Agreement. All the conditions precedent under the Share Transfer Agreement have been satisfied and the acquisition has been completed. For details of the Share Transfer Agreement, please refer to the announcement of connected transaction published by the Company on 26 September 2006.

Pursuant to the Share Transfer Agreement, the Company shall acquire from China Huadian its interest in 95% of the registered capital of Wuhu Company at a consideration of RMB25.41 million.

Wuhu Company is based in Anhui province, the PRC and is principally engaged in the business of power generation. Currently, Wuhu Company is constructing two 660MW ultra-super critical coal-fired generating units, which are expected to commence operation in 2008.

By order of the board of Directors
Huadian Power International Corporation Limited*
Zhou Lianqing
Secretary to the Board

As at the date hereof, the Board comprises:

He Gong (Chairman, Non-executive Director), Chen Feihu (Vice Chairman, Non-executive Director), Zhu Chongli (Vice Chairman, Non-executive Director), Chen Jianhua (Executive Director), Tian Peiting (Executive Director), Wang Yingli (Non-executive Director), Zhang Bingju (Non-executive Director), Peng Xingyu (Non-executive Director), Ding Huiping (Independent non-executive Director), Zhao Jinghua (Independent non-executive Director), Wang Chuanshun (Independent non-executive Director) and Hu Yuanmu (Independent non-executive Director).

Beijing, the PRC
15 January 2007

* *For identification only*

HUADIAN 12g3-2(b)
File No. 82-4932

f) 45 經濟日報 16 JAN 2007

華電國際電力股份有限公司
Huadian Power International Corporation Limited*

(於中華人民共和國(「中國」)註冊成立之中外合資股份有限公司)

(股份代碼：1071)

於其他市場發佈的公告
項目進展公告

本公告乃根據《香港聯合交易所有限公司證券上市規則》第13.09(2)條而做出。

華電國際電力股份有限公司(「本公司」)與中國華電集團公司(「中國華電」)於二零零六年九月二十六日簽署的安徽華電蕪湖發電有限公司(「蕪湖公司」)股權轉讓協議(「股權轉讓協議」)已於近日獲得國家有關主管部門的批准，本公司已根據股權轉讓協議的有關條款向中國華電支付本次收購的對價。股權轉讓協議的所有先決條件已獲滿足，本次收購已完成。有關上述股權轉讓協議的詳情請見本公司於二零零六年九月二十六日發出的關連交易公告。

根據股權轉讓協議，本公司以人民幣2,541萬元向中國華電收購其擁有的蕪湖公司95%的權益。

蕪湖公司位於中國安徽省，主要從事發電業務。蕪湖公司正在建設中的兩台660兆瓦超超臨界燃煤發電機組，預期將於二零零八年開始投入運營。

承董事會命
華電國際電力股份有限公司
周連青
董事會秘書

於本公告日期，本公司董事如下：

賀恭(董事長，非執行董事)，陳飛虎(副董事長，非執行董事)，朱崇利(副董事長，非執行董事)，陳建華(執行董事)，田沛亭(執行董事)，王映黎(非執行董事)，張炳炬(非執行董事)，彭興宇(非執行董事)，丁慧平(獨立非執行董事)，趙景華(獨立非執行董事)，王傳順(獨立非執行董事)，胡元木(獨立非執行董事)。

中國•北京
二零零七年一月十五日

* *僅供識別*